UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ZOGENIX, INC.

(Name of Subject Company — Issuer)

ZINC MERGER SUB, INC.

a wholly owned subsidiary of

UCB S.A.

(Names of Filing Persons — Offerors)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

98978L204

(CUSIP Number of Class of Securities)

Bill Silbey

Executive Vice President and General Counsel

UCB S.A.

Allée de la Recherche, 60

1070 Brussels

Tel: 32 2 559 99 99

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

J. D. Weinberg, Esq.

Kyle Rabe, Esq.

Covington & Burling LLP

The New York Times Building

620 Eighth Avenue

New York, NY 10018-1405

+1 (212) 841 1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable*	Not applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form of Registration No.: Not applicable.	Date Filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☒	third party tender offer subject to Rule 14d-l
☐	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a tender offer for the outstanding common stock of Zogenix, Inc. (“Zogenix”) by Zinc Merger Sub, Inc. (the “Purchaser”), an indirect wholly owned subsidiary of UCB S.A. (“UCB”), to be commenced pursuant to the Agreement and Plan of Merger dated as of January 18, 2022, among Zogenix, Purchaser and UCB.

Important Information About the Tender Offer

The tender offer described in this document has not yet commenced. This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Zogenix or any other securities, nor is it a substitute for the tender offer materials described herein. At the time the planned tender offer is commenced, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed by UCB and the Purchaser with the Securities and Exchange Commission (the “SEC”), and a solicitation/recommendation statement on Schedule 14D-9 will be filed by Zogenix with the SEC.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER MATERIALS CAREFULLY (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES.

Investors and security holders may obtain a free copy of the Offer to Purchase, the related Letter of Transmittal, certain other tender offer documents and the Solicitation/Recommendation Statement (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the tender offer, which will be named in the tender offer statement. In addition, Zogenix files annual, quarterly and current reports and other information with the SEC, which is available to the public from commercial document-retrieval services and at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by UCB in connection with the tender offer may be obtained at no charge on UCB’s internet website at www.ucb.com or by contacting UCB at Allée de la Recherche, 60, 1070 Brussels, or via phone +32 2 559 99 99.

Copies of the documents filed with the SEC by Zogenix may be obtained at no charge on Zogenix’s internet website at www.Zogenix.com or by contacting Zogenix at 5959 Horton Street, Suite 500, Emeryville, California 94608 or (510) 550-8300.

Forward-Looking Statement of UCB S.A.

This document includes statements that are not statements of historical fact, or “forward-looking statements,” including with respect to UCB’s proposed acquisition of Zogenix. Such forward-looking statements include, but are not limited to, the ability of UCB and Zogenix to complete the transactions contemplated by the merger agreement, including the parties’ ability to satisfy the conditions to the consummation of the offer contemplated thereby and the other conditions set forth in the merger agreement, statements about the expected timetable for completing the transaction, UCB’s and Zogenix’s beliefs and expectations and statements about the benefits sought to be achieved in the proposed acquisition of Zogenix, the potential effects of the acquisition on both UCB and Zogenix, the possibility of any termination of the merger agreement, as well as the expected benefits and success of Zogenix’s product candidates. These statements are based upon the current beliefs and expectations of UCB’s management and are subject to significant risks and uncertainties. There can be no guarantees that the conditions to the closing of the proposed transaction will be satisfied on the expected timetable or at all, with respect to pipeline products, that the products will receive the necessary regulatory approvals or that they will prove to be commercially successful. If underlying assumptions prove inaccurate or risks or uncertainties materialize, actual results may differ materially from those set forth in the forward-looking statements.

Risks and uncertainties include but are not limited to, uncertainties as to the timing of the offer and the subsequent merger; uncertainties as to how many of Zogenix’s stockholders will tender their shares in the offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the merger and the offer contemplated thereby may not be satisfied or waived; the effects of disruption from the transactions contemplated by the merger agreement and the impact of the announcement and pendency of the transactions on Zogenix’s business; the risk that stockholder litigation in connection with the offer or the merger may result in significant costs of defense, indemnification and liability; the risks related to non-achievement of the CVR milestones and that holders of the CVRs will not receive payments in respect of the CVRs; the global spread and impact of COVID-19, changes in general economic, business and competitive conditions, the inability to obtain necessary regulatory approvals or to obtain them on acceptable terms or within expected timing, costs associated with research and development, changes in the prospects for products in the pipeline or under development by UCB, effects of future judicial decisions or governmental investigations, safety, quality, data integrity or manufacturing issues; potential or actual data security and data privacy breaches, or disruptions of our information technology systems, product liability claims, challenges to patent protection for products or product candidates, competition from other products including biosimilars, changes in laws or regulations, exchange rate fluctuations, changes or uncertainties in tax laws or the administration of such laws and hiring and retention of its employees.

UCB expressly disclaims any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law.

Exhibit Index

Exhibit No	Description

99.1	Joint Press Release dated January 19, 2022

99.2	Employee Newsflash and News Plaza Article dated January 19, 2022

99.3	U.S. Employee Newsflash dated January 19, 2022

99.4	Employee Town Hall Presentation dated January 19, 2022

99.5	Email to Employees dated January 19, 2022

99.6	Investor Presentation dated January 19, 2022

99.7	Social Media Posts of UCB and its representatives dated January 19, 2022

99.8	Transcript of Jean-Christophe Tellier’s video message to Zogenix employees dated January 19, 2022